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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

          For the month of June 2003
                           ---------

                                  Kookmin Bank
                                  ------------

                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
             ------------------------------------------------------

                     (Address of principal executive office)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F    X    Form 40-F
                                      -             -------

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                                     -------



           Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                       -------

          Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes        No   X
                                     ------      -

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        Release by Kookmin Bank of additional information relating to the contemplated merger with Kookmin Credit Card Co.

On June 2, 2003, Kookmin Bank released the following additional information relating to the contemplated merger with Kookmin Credit Card, which was announced on May 30, 2003.


     1. Expected date of approval of Kookmin Bank's board of directors with respect to the merger with Kookmin Credit Card: August 18, 2003

        (a) Pursuant to Article 527-3 of the Korean Commercial Code relating to small-scale mergers, the approval of the merger may be obtained by the board of directors of Kookmin Bank instead of through a meeting of its shareholders.

        (b) The expected date of approval of Kookmin Bank's board of directors is dependent upon receiving regulatory approval and may be subject to change. In the event such event occurs, Kookmin Bank will release additional information at that time.

     2. Record date of shareholders: June 17, 2003

        (a) Pursuant to Article 527-3 of the Korean Commercial Code, if shareholders who hold an aggregate amount of more than 20% of the total number of issued and outstanding shares of Kookmin Bank dissent to the merger with Kookmin Credit Card, a meeting of Kookmin Bank's shareholders must be held for approval of the merger. Shareholders of Kookmin Bank as of the record date will be able to exercise their dissent with respect to the merger. Shareholders of Kookmin Bank who oppose the merger must notify Kookmin Bank its objection in writing within two weeks from the record date.

        (b) On June 2, 2003, advertisements relating to the record date were published in the Dong A Ilbo and Korean Daily News, two major Korean newspapers.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Kookmin Bank
                                             -------------------------------
                                             (Registrant)

       Date: June 2, 2003                    By: /s/  Jong-Kyoo Yoon
                                             -------------------------------
                                             (Signature)

                                             Name:  Jong-Kyoo Yoon

                                             Title: Executive Vice President and
                                                    Chief Financial Officer

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